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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
REGISTRATIONS BRANCH
05

SECURITI[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/07/10 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PIMCO Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 45th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Martin (949) 219-2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PIMCO Investments LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Colleen Martin

Signature

Chief Financial Officer

Title

X See attached Notarization

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

PIMCO INVESTMENTS LLC

(SEC Identification No. 8-68686)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a Public Document.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 24 (Date) day of February (Month), 2012 (Year), by

(1) Colleen Martin (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Amy Freeman
Signature of Notary Public

AMY FREEMAN
Commission # 1931382
Notary Public - California
Orange County
My Comm. Expires Apr 2, 2015

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audit Report Form X-17A-5

Document Date: 2/24/12 Number of Pages: 2

Signer(s) Other Than Named Above: ——

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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	X

PIMCO INVESTMENTS LLC

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Managing Member
PIMCO Investments LLC:

We have audited the accompanying statement of financial condition of PIMCO Investments LLC (the Company) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PIMCO Investments LLC as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 24, 2012

PIMCO INVESTMENTS LLC

Statement of Financial Condition

December 31, 2011

Assets

Current assets:		
Cash and cash equivalents	$	163,709,108
Distribution and servicing fees receivable		34,358,416
Deferred sales charges		4,049,242
Receivable from affiliates		1,897,458
Prepaid expenses		1,407,291
Total current assets		205,421,515
Total assets	$	205,421,515

Liabilities and Member's Capital

Current liabilities:		
Commissions payable	$	63,317,900
Accounts payable and accrued expenses		30,255,780
Payable to affiliates		8,877,155
Accrued compensation		2,700,719
Other current liabilities		685,617
Total current liabilities		105,837,171
Other accrued compensation		543,227
Total liabilities		106,380,398
Member's capital		99,041,117
Total liabilities and member's capital	$	205,421,515

See accompanying notes to statement of financial condition.

(1) Organization and Business

PIMCO Investments LLC (PI or the Company) is a single-member limited liability company wholly owned by Pacific Investment Management Company LLC (PIMCO), which in turn is majority owned by Allianz Asset Management of America L.P. (formerly known as Allianz Global Investors of America L.P.). PI is a registered broker/dealer with the Securities and Exchange Commission and, effective January 19, 2011, became a member of the Financial Industry Regulatory Authority (FINRA).

Allianz SE indirectly owns the majority interest of Allianz Asset Management of America L.P. (AAM LP). Allianz SE is a global insurance company engaged in property and casualty protection, life and health insurance, banking, and asset management.

PI serves as the distributor and provides shareholder services to institutional and retail mutual funds and exchange traded funds that are managed and advised by PIMCO (PIMCO Funds). PI also serves as a solicitor for certain PIMCO advised retail managed accounts. Prior to February 14, 2011, the PIMCO Funds, in addition to other affiliated funds (the Allianz Funds), were distributed by Allianz Global Investors Distributors LLC (AGID), an indirect wholly owned subsidiary of AAM LP. AGID has continued to be the distributor of the Allianz Funds and various equity products. This two-platform distribution model will allow each broker/dealer to specialize and dedicate its distribution efforts to each brand.

PI was formed on July 7, 2010 and commenced full operational activity on February 14, 2011. PI has received $77,500,000 in capital contributions from PIMCO and $4,323,003 of organization costs were assumed by PIMCO and treated as noncash capital contributions for the period from July 7, 2010 (inception) through December 31, 2011.

PI does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

PI considers all liquid financial instruments with an original maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with financial institutions and nonaffiliated money deposit accounts that are carried at cost plus accrued income, which approximates fair value. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Income Taxes

Under current federal and applicable state tax laws and regulations, single-member limited liability companies are generally not regarded as separate tax-paying entities, and, accordingly, are not themselves subject to income taxes in most jurisdictions. For tax purposes, income or losses of PI are

the responsibility of the member of PI and are included in the tax returns of the member of PI. The Company is subject to state and local taxes in certain jurisdictions.

Management has analyzed the Company's recorded tax benefits and concluded that each material position satisfied the required recognition and measurement threshold for inclusion within the financial statements. Consequently, the Company has not recorded any reserve for any uncertain tax positions and does not believe that a significant change will occur within the coming year as to any uncertain tax positions.

The Company's filed Federal and state income tax returns remain open to examination for the 2010 tax year.

(c) ***Deferred Sales Charges***

Sales commissions paid to third party intermediaries in connection with the sale of shares of affiliated mutual funds sold without a front-end sales charge are capitalized. These capitalized commission payments are sold to PIMCO at cost in the month subsequent to origination.

(d) ***Use of Estimates***

The preparation of the accompanying statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. Such estimates include the valuation of distribution and servicing fees receivable, capitalized deferred sales charge assets, and receivables from affiliates. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the statement of financial condition in future periods.

(e) ***Fair Value of Financial Instruments***

The carrying value of PI's financial instruments approximates fair value. The carrying value of cash and cash equivalents, distribution and servicing fees receivable, receivables from affiliates, accounts payable, and accrued expenses approximate fair value due to their short maturity.

(3) Deferred Sales Charges

In connection with the distribution of the Class A and Class C shares, PI advances commissions to third party intermediaries, which are capitalized as PI is entitled to recoup its marketing costs through an ongoing fee stream from the respective PIMCO Funds as well as contingent deferred sales charges. The contingent deferred sales charges are collected on certain early redemptions of the shares (as defined), unless an applicable exemption applies such as if the redemption relates to balances accumulated through reinvested dividends or capital gain distributions or appreciation on the account over the amount that was invested. The contingent deferred sales charge rate on Class C shares is 1% if redeemed during the first year following purchase for applicable PIMCO Funds.

Contingent deferred sales charges may also be received on the redemption of Class A shares at 1% of the net asset value of the redeemed shares, if the redemption exceeds certain thresholds.

(4) Related-Party Transactions

PI reimburses AAM LP for certain overhead and administrative services that are allocated based on time and usage factors. These expenses generally consist of salaries and related benefits for finance, information technology, and other general and administrative services.

Certain management and other employees at PIMCO are providing services to PI. These services generally consist of certain sales, account management, product management, marketing, legal, compliance, and other general and administrative services. In addition, PI is receiving the benefit of external services and various overhead that is initially paid by PIMCO. PI reimburses PIMCO monthly for these services, which are allocated based on estimated time and usage factors for each PIMCO department that is providing such services.

Included within payable to affiliates on the accompanying statement of financial condition are amounts to be paid to AAM LP and PIMCO in connection with these services in addition to payables due to other affiliates that have arisen in the ordinary course of business transactions. As of December 31, 2011, $8,877,155 was payable to such affiliates.

(5) Contingencies

Currently, management is not aware of any pending or threatened legal actions against PI. In the future, PI may become subject to such legal actions, which arise in the normal course of business. The Company expenses related legal fees as incurred.

(6) Net Capital

PI is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (8-to-1 for first year of operations). At December 31, 2011, PI had net capital of $57,228,710 for regulatory purposes, which was $50,136,680 in excess of its required net capital of $7,092,030 (or $43,931,160 in excess of its required capital of $13,297,550 for the first year of operations). PI's net capital ratio was 1.86-to-1.

(7) Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 24, 2012, the date the statement of financial condition was available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the statement of financial condition. No such events were identified.